Filed by Advanced Semiconductor Engineering, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Siliconware Precision Industries Co., Ltd.

(Commission File No.: 000-30702)

April 30, 2018

Announcement by Advanced Semiconductor Engineering, Inc.

On April 30, 2018, Advanced Semiconductor Engineering, Inc. (“ASE”) completed a share exchange (the “Share Exchange”) pursuant to which ASE Industrial Holding Co., Ltd. (“HoldCo”) was established and acquired all issued and outstanding shares of ASE. Pursuant to the Share Exchange, (i) ASE shareholders received 0.5 HoldCo common shares for each ASE common share issued immediately prior to the effective time of the Share Exchange, and (ii) ASE shareholders received 1.25 HoldCo American depositary shares, each representing two HoldCo common shares, for each ASE American depositary share, representing five ASE common shares, upon the surrender for cancellation of ASE American depositary shares after the effective time of the Share Exchange. Following the Share Exchange, ASE has become a wholly owned subsidiary of HoldCo.

The American depositary shares of HoldCo represented by American depositary receipts are listed on the New York Stock Exchange under the symbol “ASX,” the same symbol under which the American depositary receipts of ASE were traded prior to the completion of the Share Exchange.

The information contained in this report shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.